NO ACT

DC
PE
12-03-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


08021449

January 14, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/14/2008

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated December 13, 2007

Dear Mr. Gerber:

This is in response to your letter dated December 13, 2007 concerning the shareholder proposal submitted to Bank of America by Jerry Tomasovic. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Jerry Tomasovic
12612 Catamaran Place
Tampa, FL 33618

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 13, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Jerry Tomasovic

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation has received a proposal and supporting statement dated October 16, 2007 (the "Proposal") from Jerry Tomasovic (the "Proponent") for inclusion in the proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2008.



Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal requests that "the Board of Directors meeting attendance records for the prior year be displayed in the 'Notice of Annual Meeting of Stockholders' report."

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules.

Rule 14a-8(i)(3) permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." In addition, the Division has recognized that a proposal and/or supporting statement may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Bank of America* (February 17, 1006); *Sara Lee Corporation* (March 31, 2004); *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001).

The Proposal is false and misleading in violation of Rule 14a-9. The Proposal requires disclosure of "the Board of Directors meeting attendance records for the prior year. . ." The Proposal is false and misleading because the Corporation already provides disclosure regarding the meeting attendance record of the members of the Board of Directors. In addition, detailed information meetings and director attendance is required to be disclosed under Item 407(b) of Regulation S-K ("Item 407(b)"). Pursuant to Item 407(b), the Corporation discloses the (i) number of meetings held by the Board of Directors, (ii) number of meetings held by committees the Board of Directors, Board meetings, (iii) Director attendance at the annual meeting and (iv) the name of each Director that attended fewer than 75% of the aggregate Board and committee meetings held in the prior fiscal year. Accordingly, the Proposal is misleading because it falsely implies that the Corporation does not provide meeting attendance records for its Board of Directors. If the Proposal has another meaning, it is unclear on its face.

In addition, the Proposal is vague and indefinite because it is not drafted with precision. As noted above, the Corporation already discloses meeting attendance records. Based on the supporting statement language, the Proposal may be seeking disclosure on an individual Director basis--although this is not clear from the language Proposal itself. The supporting statement indicates that "[t]his was information once provided in biographies until ***2006*** when in was removed for unknown reasons." (emphasis added). While this adds some clarity to the goal of the Proposal, the statement incorrect. The proxy materials for the Corporation's 2007, 2006, 2005, 2004 and 2003 Annual Meeting of Stockholders all provided substantially similar disclosure regarding Director meeting attendance, but they do not provide Director attendance records on an individual basis. The type of information noted in the supporting statement has not been provided in proxy statements for the last five years.[1] The Proposal and supporting statement falsely state that individual Director attended records have always been given until 2006.

Accordingly, the Proposal is not drafted with precision, and stockholders cannot be expected to guess what disclosure the Proposal is seeking. In addition, the supporting statement is incorrect and further confuses the Proposal's intent. The supporting statement provides an incorrect date which would require stockholders to search prior years' proxy statements to determine what disclosure is purported to be different in each year. Unless stockholders searched through six or more years of proxy statements, they would never find the disclosure vaguely referred to in the Proposal. The Proposal is not clearly presented, as required under the proxy rules. The Corporation believes that

[1] Following historical practices, the proxy materials for the Corporation's 2002 Annual Meeting of Stockholders (and prior years) included voluntary disclosure regarding the meeting attendance records of individual Directors. As part of the Corporation's day to day operations and disclosure management, the Corporation determined that this level of detail was not meaningful or material and was not required by the Commission's disclosure rules.

the Proposal is vague, indefinite and misleading, that the Proposal may be omitted under Rule 14a-8(i)(3), as both a violation of Rule 14a-9 and Rule 14a-5.

2. The Corporation may omit the Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a proposal that deals with a matter relating to the conduct of its ordinary business operations. The Commission has determined that proposals dealing with matters of ordinary business are generally excludable because (a) certain activities are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (b) such proposals seek to "micro-manage the company." *See Exchange Act Release No. 34-40018* (May 21, 1998). The Corporation believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" (a) certain aspects of the Corporation's Board of Directors and (b) the Corporation's compliance with its public disclosure obligations. The Commission's disclosure rules are designed to provide investors with necessary material information regarding directors to ensure that informed voting decisions can be made. In addition, the anti-fraud provisions of the Exchange Act and related Commission rules prohibit the omission of material information not otherwise specifically required by the Commission's rules and regulations. Proposals that relate to the voluntary disclosure of detailed meeting attendance of individual directors, beyond what is required to satisfy the detailed requirements of the Commission, relate to ordinary business and are excludable. Compliance with the specific and general materiality disclosure requirements, as well as determinations regarding the appropriate level of voluntary disclosures, are well within the Corporation's day-to-day operations.

The Division has consistently found proposals regarding director or nominee board meeting preparation and attendance, outside activities and time commitments, as well as voluntary disclosure of the foregoing, to be excludable under 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) because they constitute the day-to-day ordinary business of the Corporation. In *American Electric Power Company* (January 27, 2003) ("*AEP*"), a proposal dealt with director preparation and attendance at board meetings. In *AEP*, the proposal required that each director expend a minimum of twenty hours each month to attend and prepare for formal monthly board meetings. The Division found the proposal in *AEP* excludable under Rule 14a-8(i)(7) because it dealt with director preparation and board attendance, time commitments of directors and director activities, which are matters of ordinary business. Similarly, the Proposal relates the time commitments of directors and whether they are "actively participating in scheduled meetings." In addition, in *McKesson Corporation* (April 1, 2004), a proposal requested detailed information about the board of directors including, the actions taken by the board and all committees thereof in the prior year, the agenda items on which the board and each committee voted and the existence of any non-unanimous board or committee vote, identifying the director or directors whose votes were not in accord with the majority. The Division concurred with the company in *McKesson Corporation* that the proposal could be excluded under Rule 14a-8(i)(7) because it related to matters of ordinary business-- i.e., "reporting on board actions." Implementation of the proposal in *McKesson Corporation* would have resulted in the disclosure of attendance records of directors at each meeting, as proposed by the Proposal. The disclosure of individual director attendance is no more or less significant than the individual director voting records for each board and committee meeting and all of these detailed disclosures relate to matters of ordinary business.

Similarly, with respect to outside activities of directors, in *NSTAR* (January 4, 2005), a proposal requested that the company publish in its proxy statement "information concerning the personal investments of each trustee." The proponent in *NSTAR* argued that this information was relevant to a voting decision and should consequently be disclosed. The Division did not agree and found that the proposal in *NSTAR* could be excluded under 14a-8(i)(7) since it related to ordinary business matters (i.e., certain investment information of trustees). *See also*, *Chittenden Corporation* (March 10, 1987) (omitting a proposal seeking disclosure of biographical information not required by law including, the director's stock ownership, partnerships interests and solely-owned business investments). The Corporation believes that the responsibility for determining the appropriate level of disclosure and compliance with applicable disclosure requirements is a complex task with respect to which shareholders are not in the best position to make an informed judgment.

In addition, the Division has consistently found proposals requesting additional disclosure or the presentation of information in filings with the Commission to be excludable under 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) because they constitute the day-to-day ordinary business of the Corporation. *See AmerInst Insurance Group, Ltd.* (April 14, 2005) ("*AmerInst*"). In *AmerInst*, a proposal requested that the board provide "a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company." In *AmerInst*, the proponent's supporting statement argued that while the company "may be in compliance with the minimum disclosure requirements required for SEC purposes, we AmerInst shareholders are interested in, and entitled to, significant detail by which to gauge their management of our investment." The Division did not agree and found that the proposal in *AmerInst* could be excluded under 14a-8(i)(7) since it related to ordinary business matters (i.e., the disclosure of certain financial information). *See also*, *NiSource, Inc.* (March 10, 2003) (omitting a proposal seeking disclosure of certain financial information of the Company's subsidiaries in its annual report); and *General Electric Company* (January 21, 2003) (omitting a proposal seeking disclosure in annual report of (a) a directory listing of all of the company's businesses; (b) the gross earnings, profits and losses, assets and liabilities of these businesses; and (c) the major investments, activities and risks of these businesses).

The Proposal requests detailed disclosure regarding individual board attendance records in addition to the required disclosure regarding board attendance records already provided by the Corporation.

It raises no significant policy issues. Matters relating to voluntary disclosure and compliance with the securities laws are a matter of ordinary business. The Corporation believes that it is clear that the Proposal addresses ordinary business matters that are part of the day-to-day exercise of management responsibility. Accordingly, the Corporation believes that the Proposal may be omitted from its proxy materials for its 2008 Annual Meeting based on Rule 14a-8(i)(7).

3. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. The Proposal seeks additional disclosure regarding the individual director attendance records. As noted above, the Corporation believes that through compliance with the disclosure rules adopted by the Commission, the Corporation has substantially implemented the Proposal. Under the current disclosure requirements, the Corporation currently discloses the (i) number of meetings held by the Board of Directors, (ii) number of meetings held by committees the Board of Directors, board meetings, (iii) Director attendance at the annual meeting and (iv) the name of each Director that attended fewer than 75% of the aggregate Board and committee meetings held in the prior fiscal year. The Corporation believes that the cumulative result of these disclosure requirements provides all material information regarding the activities of its director meeting attendance. In addition, if a director's attendance materially impacts his or her ability to serve or actual service as a director, the anti-fraud provisions of the federal securities laws would require such matters to be disclosed. The only part of the Proposal that has not been implemented relates solely to immaterial information regarding the individual director attendance. The Corporation does not believe that the Division or the Commission would intend for the disclosure of immaterial information to satisfy the substantially implemented standard under Rule 14a-8(i)(10).

As noted above, through compliance with these disclosure requirements, and general anti-fraud disclosure requirements, the Corporation has substantially implemented the Proposal. The Division has consistently found proposals excludable under Rule 14a-8(i)(10) under similar facts in the past. *See Wal-Mart Stores, Inc.* (March 28, 2007) (permitting exclusion of a proposal seeking disclosure of the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal because it was already substantially required under Regulation S-K); and *Verizon Communications Inc.* (February 21, 2007) (permitting the exclusion of a proposal seeking disclosure of the material terms of all relationships between each director nominee deemed



to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee was independent because it was already substantially required under Regulation S-K).

As was the case in *Wal-Mart Stores* and *Verizon Communications*, through compliance with the disclosure requirements of the Commission, the Corporation already provides all material information regarding the activities of its director nominees. For this reason, the Proposal may be omitted from its proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation, at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Jerry Tomasovic

EXHIBIT A

12612 Catamaran Place
Tampa, FL 33618

October 16, 2007

Bank of America Corporation
Attention: Corporate Secretary
101 South Tryon Street
NC1-002-29-01
Charlotte, NC 28255

Dear Bank of America Corporation:

Please consider the following attached proposal in the proxy statement for the 2008 Annual Meeting.

Please let me know if there are any questions.

Thank you,



Jerry Tomasovic
813-960-9584 (evening)
813-639-5237 (daytime)

1143 shares

RESOLVED: Shareholders request that the Board of Directors meeting attendance records for the prior year be displayed in the "Notice of Annual Meetings of Stockholders" report. This is key information when determining a "For" or "Against" vote on the Election of Directors. This was information once provided in the biographies until 2006 when it was removed for unknown reasons. An effective board is one in which elected members actively participate in scheduled meetings.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 13, 2007

The proposal requests the disclosure of the board of directors meeting attendance records for the prior year.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,



Craig Slivka
Attorney-Adviser

END